UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 21 through September 22, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•              E-Plus to restructure organisation, dated 21 September 2006;

•                                          The State of the Netherlands announces sale of remaining stake in KPN; KPN announces to buy back 80 million shares.

Press release

E-Plus to restructure organisation	Date
21 September 2006

Number
073pe

KPN subsidiary E-Plus is to restructure its organisation to further strengthen its position as challenger on the German mobile market. The market leader in terms of growth in the first half of 2006, E-Plus aims to secure price and cost leadership and increase its customer focus by creating a leaner, less hierarchical organisation and expanding its retail network. E-Plus is also evaluating the outsourcing of selected non-customer-facing business areas.

E-Plus will accelerate the expansion of its sales and retail activities, recruiting more than 350 additional employees and increasing the rate at which new shops are opened. At the same time, E-Plus is investigating whether selected business areas can be managed more flexibly, more effectively and – due to increased scale – more cost efficiently by outsourcing partners. Such efforts will likely center on those non-core parts of network operations which primarily focus on building and running rather than planning and monitoring the network.

Other business areas will also be restructured according to efficiency criteria, including the realignment of management structures. A complete management layer will be eliminated, meaning that management positions will be cut by almost 40%. The aim is to increase management efficiency by 25%, increasing customer focus and improving time to market. These measures are anticipated to result in a headcount reduction of up to 300 employees.

Based on all the actions planned, the share of customer facing employees will increase from some 40% now to approximately 70% by the end of 2007.

E-Plus CEO Michael Krammer: “This new organisational structure, combined with our smart-follower strategy for new technologies, will bring us closer to our customers and deliver substantial cost advantages that we will leverage to lower prices for customers, further optimize our network, and to achieve continued profitable growth. This is an important step for E-Plus’ future as a successful challenger on the German market.”

E-Plus will immediately begin negotiations with employee representatives as well as potential partners for outsourcing of network operations.

Press release

The State of the Netherlands announces sale of remaining stake in KPN; KPN announces to buy back 80 million shares	Date
22 September 2006

Number
074pe

The State of the Netherlands has announced the sale of its remaining 167 million ordinary shares in KPN. KPN announces that it has entered into an agreement to repurchase 80 million ordinary shares from the State for a total consideration of approximately EUR 800 million. KPN will cancel all of the shares so repurchased. The combined sale by the State will represent approximately 8% of KPN’s outstanding share capital, the remaining stake in KPN.

KPN has on earlier occasions expressed its intention in principle to support a State-initiated sell down through a repurchase in order to further reduce the existing overhang in the market. In light of this opportunity, KPN has decided to include the remaining EUR 241 million of the EUR 1 billion share repurchase programme announced on 7 February, 2006 as part of today’s repurchase. Following this the share repurchase programme will be finalized. In total, KPN will have repurchased shares for a total value of EUR 1.56 billion this year.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 22, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel